Filed Pursuant to Rule 433
Registration Statement No. 333-205301

Seanergy Maritime Holdings Corp. Announces its Pro-forma Capitalization as Adjusted for Certain Material Agreements

April 10, 2017 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its pro-forma capitalization giving effect to the previously announced definitive agreement with one of its senior lenders for the early repayment of a loan facility at a 30% discount that is expected to generate a gain and equity accretion of $11.4 million, as well as the previously announced memorandum of agreement to purchase a Korean, 2012 built Capesize vessel, which is to be renamed  Partnership, for $32.65 million.

Assuming the completion of the above two transactions, the pro-forma total capitalization and total equity of the Company as of today is estimated to be $279.4 million and $49.9 million, respectively1, 2. In addition, these transactions are expected to result in a 62% increase of total pro-forma equity.

1Pro-forma Consolidated Capitalization:

(amounts in thousands of US Dollars)	Actual (audited)	As Adjusted (unaudited)	As Further Adjusted (unaudited)

Secured debt, net of deferred finance costs	214,676	214,576	228,164
Unsecured convertible promissory notes	1,297	1,297	1,297
Total debt	215,973	215,873	229,461
Total equity	30,832	32,809	49,894
Total capitalization	246,805	248,682	279,355

The above table sets forth our capitalization as of December 31, 2016:

•	on an actual basis.

•	on an as adjusted basis, to give effect to:

1.	$2 million of net proceeds that have been raised from a public equity offering prior to the date of this press release.

2.	A $0.1 million loan repayment made prior to the date of this press release.

•	on an as further adjusted basis to give effect to:

1 a.	The early repayment of a $39.4 million loan facility at a 30% discount, as discussed in this press release that is expected to take place by end of September 2017.

1 b.	An $11.4 million gain and equity accretion from the expected early repayment.

1 c.
Borrowing of $17 million under a new uncommitted loan facility to refinance the early repayment of the $39.4 million loan facility, assuming approximately 60% of the repayment is funded by the new loan facility[2].

2.	Borrowing of $21 million under a new uncommitted loan facility to fund the acquisition of Partnership that is expected to take place by end of May 2017[2].

3.	Borrowing of $15 million from Jelco Delta Holding Corp., or Jelco, a company affiliated with Claudia Restis.

4.	Approximately $5.7 million of net proceeds that will be raised from a public equity offering[2].

2 There can be no assurance that the transactions described above will close and result in the projected financial effects. There can be no assurance that the Company will successfully enter into such new loan facilities on favorable terms or at all and will successfully raise such net proceeds from a public equity offering.

Updated Fleet List:

Vessel Name	Vessel Class	Capacity (dwt)	Year Built	Yard
Championship	Capesize	179,238	2011	Sungdong
Partnership*	Capesize	179,213	2012	Hyundai
Knightship	Capesize	178,978	2010	Hyundai
Lordship	Capesize	178,838	2010	Hyundai
Gloriuship	Capesize	171,314	2004	Hyundai
Leadership	Capesize	171,199	2001	Koyo - Imabari
Geniuship	Capesize	170,057	2010	Sungdong
Premiership	Capesize	170,024	2010	Sungdong
Squireship	Capesize	170,018	2010	Sungdong
Guardianship	Supramax	56,884	2011	CSC Jinling
Gladiatorship	Supramax	56,819	2010	CSC Jinling
		Total DWT: 1,682,582	Average Age: 8.0 years

*Partnership is expected to be delivered in May 2017.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is an international shipping company that provides marine dry bulk transportation services through the ownership and operation of dry bulk vessels. The Company currently owns a modern fleet of ten dry bulk carriers, consisting of eight Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,503,369 dwt and an average fleet age of about 8.2 years.

Following the delivery of the newly acquired Capesize vessel, the Company will have a modern fleet of a total of eleven dry bulk carriers, consisting of nine Capesizes and two Supramaxes, with a combined cargo-carrying capacity of approximately 1,682,582 dwt and an average fleet age of about 8.0 years.

The Company is incorporated in the Marshall Islands with executive offices in Athens, Greece and an office in Hong Kong. The Company's common shares and class A warrants trade on the Nasdaq Capital Market under the symbols "SHIP" and "SHIPW", respectively.
Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may," "should," "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to pay amounts that it owes and obtain additional financing in the future to fund capital expenditures, acquisitions, refinancings and other general corporate activities; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement relating to this offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Seanergy Maritime Holdings Corp. by writing 230 Park Avenue Suite 1536, New York, NY 10169, Attention: Mr. Paul Lampoutis or at seanergy@capitallink.com.